THIS AGREEMENT is made and entered into as of this "29" day of April 1999 by and

Between:     Peter  Ledwidge
Box  627
Dawson  City,  Yukon
V0B  1G0
Radio  Phone  JS  35960

(Hereinafter  called  "Ledwidge")
And:     Carta  Resources  Ltd.
1075  Duchess  Ave.
West  Vancouver,  BC  V7T  1G8
Telephone:     (604)  922-9264
Fax:          (604)  922-9182

(Hereinafter  called  "Carta")
WHEREAS:
A. Ledwidge owns a 100% beneficial interest in certain mineral claims located in the Dawson Mining District near the 60 Mile River in the Yukon (the "Property") as outlined in the attached Schedule "A".
B. Ledwidge is prepared to sell Carta 100% interest in the Property pursuant to the terms and conditions of this Agreement.
Article  1.0  -  WARRANTIES  OF  LEDWIDGE
1.1 Ledwidge warrants that he is the sole owner of all mineral interest in the Property subject to the right of the Crown, and has not and will not enter into any other agreement to sell, lease, option or otherwise dispose of any interest in the mineral claims making up the Property, and to the best of his knowledge the said mineral claims are free and clear of all liens, charges and encumbrances whatsoever.
1.2 To the best of Ledwidge's knowledge the mineral claims comprising the Property have been properly located and recorded pursuant to the Mineral Tenure Act of the Yukon and are in good standing until the dates set forth in Schedule "A".
Article  2.0  -  WARRANTIES  OF  CARTA
2.1 Carta has full right and corporate authority to enter into this Agreement.
2.2 Carta warrants that it fully understands the terms and conditions of this Agreement.

Article 3.0 - SALE BY LEDWIDGE TO CARTA OF 100% INTEREST IN MINERAL CLAIMS OUTLINED IN THE ATTACHED SCHEDULE "A".
3.1 Ledwidge grants Carta the exclusive right to acquire a 100% interest in the Property and all rights appurtenant therto by making the following payments and exploration expenditures.
(a) Payment to Ledwidge a total of Fifty Five Thousand Dollars ($55,000), such sum shall be paid as follows:
(1)     $5,000  is  due  and  payable  on  the  signing  of  this  Agreement.
(2)     $10,000  is  due  and  payable  on  or  before  May  1,  2000
(3)     $10,000  is  due  and  payable  on  or  before  May  1,  2001
(4)     $10,000  is  due  and  payable  on  or  before  May  1,  2002
(5)     $20,000  is  due  and  payable  on  or  before  May  1,  2003.
(b) Carta must incur Exploration Expenditures by May 1, 2003 of not less than $300,000 on the Property and any claims that Carta may stake in an area within three kilometers of the Property.
(c)     Signing  Consideration
Upon signing of this Agreement, Carta shall within ten days after approval by the Vancouver Stock Exchange provide Ledwidge with a share certificate for ten thousand (10,000) common shares of Carta Resources Ltd. payable to Ledwidge in consideration for signing this Agreement.
3.2 Carta acknowledges that on commencement of Commercial Production, the Property will be subject to a Net Smelter Return ("NSR") of 1% payable to Ledwidge per Schedule "B".
3.3 Ledwidge agrees that any claims that he stakes or caused to be staked within three kilometers of the Property shall be offered, at cost, on a right of first refusal basis to Carta.
3.4 Carta agrees that any claims that they stake or cause to be staked within three kilometers of the Property will be subject to a Net Smelter Return ("NSR") of 1% the same as the Property.
Article  4.0  -  POWERS,  DUTIES  AND  OBLIGATIONS  OF  CARTA.
4.1 Carta shall have full right, power and authority to do everything necessary or desirable to carry out an exploration program on the Property and to determine the manner of exploration and development of the Property.

4.2     Carta  shall  have  the  duties  and  obligations  to:
(a) keep the Property free and clear of all liens and encumbrances arising from its operation hereunder (except liens contested in good faith by Carta) and in good standing by doing and filing, or payment in lieu therof, of all necessary assessment work and all other payments required to be made which may be necessary in that regard.
(b) file, for assessment credit all work done on the Property or any claims that Carta may stake in an area within three kilometers of the Property, up to and including the $300,000 described in 3.1(b) of this Agreement.
(c) give written notice to Ledwidge at least ninety (90) days prior to the Expiry Date of the Property if Carta wishes to abandon the Property. IN WITNESS WHEREOF, THE PARTIES HAVE CAUSED THIS AGREEMENT to be executed as of the day and year first above written:

Peter  Ledwidge

Witnessed  by:


Date

Carta  Resources  Ltd.

Witnessed  by:


Date

                                  Schedule "A"
Mineral claims located in the 60 Mile area of the Dawson Mining District in the Yukon.
Claims  Names  and  Numbers     Expiry  Dates
MUG     1  -  8     YCO  7351  -  YCO  7358     June  29,  1999
Om     1  -  12     YCO  7359  -  YCO  7370     June  29,  1999
A  total  of  20  mineral  claims.

                                  Schedule "B"
NET  SMELTER  RETURNS
1. For the purpose of this Agreement, "Net Smelter Returns" shall mean the actual proceeds received by Carta from a smelter or other place of sale or treatment with respect to all ore removed by Carta from the Property as evidenced by its returns or settlement sheets after deducting from the said proceeds all freight or other transportation costs from the shipping point to the smelter or other place of sale or treatment.
2. Net Smelter Returns due and payable to Ledwidge hereunder shall be paid within thirty (30) days after receipt of the said actual proceeds by Carta.
3. Within ninety (90) days after the end of each fiscal year of Carta during which the Property was in commercial production, the records relating to the calculation of Net Smelter Returns during the fiscal year shall be audited and any adjustments shall be made forthwith. The audited statements shall be delivered to Ledwidge who shall have sixty (60) days after receipt of such statements to question in writing their accuracy and, failing such question, the statements shall be deemed correct.